                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                                (RULE 13e-3 100)

                             TRANSACTION STATEMENT
      PURSUANT TO SECTION 13(e) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                      Dairy Mart Convenience Stores, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      Dairy Mart Convenience Stores, Inc.,
                             Robert B. Stein, Jr.,
                             DM Acquisition Corp.,
                       DM Associates Limited Partnership,
                         New DM Management Associates I
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23386030
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                              Robert B. Stein, Jr.
          Chairman of the Board, Chief Executive Office and President.
                               Gregory G. Landry,
        Chief Financial Officer, Vice President and Assistant Secretary
                      Dairy Mart Convenience Stores, Inc.
                               One Dairy Mart Way
                           300 Executive Parkway West
                               Hudson, Ohio 44236
                        Telephone Number: (330) 342-6700

                                WITH COPIES TO:

               John M. Gherlein                                Roland Hlawaty
            Baker & Hostetler LLP                   Milbank, Tweed, Hadley & McCloy LLP
          3200 National City Center                      One Chase Manhattan Plaza
              1900 E. 9th Street                             New York, NY 10005
          Cleveland, Ohio 44114-3485                           (212) 530-5735
                (216) 861-7398

--------------------------------------------------------------------------------
(Name, Address and Telephone Number if Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities and Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------

            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                 $19,591,138                                     $3,918.23
---------------------------------------------------------------------------------------------

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $3,918.23
Form or registration no.:                      Schedule 14A
Filing Party: Dairy Mart Convenience Stores, Inc.
Date filed:        May 7, 2001

     Pursuant to General Instruction F to Schedule 13e-3, Dairy Mart Convenience Stores, Inc. hereby incorporates by reference its preliminary Proxy Statement with respect to its Special Meeting of its Stockholders being filed with the Commission simultaneously herewith. Reference Sheet and itemized responses in this Transaction Statement refer to portions of the preliminary Proxy Statement incorporated in answers thereto.

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company"), (2) Dairy Mart Acquisition Corp., a Delaware corporation ("DMAC") and (3) Robert B. Stein, Jr., Chairman, President and Chief Executive Officer of the Company. The preceding persons are collectively referred to herein as the "Filing Persons".

     This Statement relates to an Agreement and Plan of Merger dated as of March 15, 2001, (the "Merger Agreement"), among the Company and DMAC, pursuant to which DMAC will merge with and into the Company (the "Merger"), with the Company as the surviving entity. In the Merger, each outstanding share of common stock, par value $0.01 per share ("Common Stock"), of the Company will be converted, without any action on the part of the shareholders, into the right to receive $4.50 in cash per share (other than shares held by shareholders who properly demand appraisal rights with respect to such shares). Options and restricted stock awards will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Company held by the Company, DMAC or Robert B. Stein, Jr. will be canceled without payment being made therefor.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company, all information concerning DMAC, DM Associates Limited Partnership, New DM Management Associates I and Robert B. Stein, Jr. has been provided by Robert B. Stein, Jr. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

     Item 1001

            The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Questions and
            Answers About the Merger" and "Questions and Answers About the Special Meeting" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     Item 1002

(a)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- The Companies" and
            "Who Can Help Answer Your Questions" is incorporated herein by reference.

(b)            The information contained in the section of the Proxy Statement entitled "Information Concerning the
               Special Meeting -- Record Date and Quorum Requirements" is incorporated herein by reference.
(c)-(d)        The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information" is incorporated herein by reference.
(e)            Not applicable.
(f)            The information contained in the sections of the Proxy Statement entitled "Common Stock Purchase
               Information -- Purchases by Dairy Mart", "Common Stock Purchase Information -- Purchases by Mr. Stein
               and DM Associates", "Robert B. Stein, Jr., DM Acquisition Corp. and Other Affiliated Purchasers" and
               "Common Stock Purchase Information -- Other Parties" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     Item 1003

(a)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- The Companies",
            "Current Executive Officers and Directors of Dairy Mart",
            "Management of Dairy Mart Following the Merger", "Robert B.
            Stein, Jr., DM Acquisition Corp. and Other Affiliated
            Purchasers" and "Security Ownership of Certain Beneficial
            Owners and Management" is incorporated herein by reference.
(b)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- The Companies",
            "Current Executive Officers and Directors of Dairy Mart",
            "Robert B. Stein, Jr., DM Acquisition Corp. and Other
            Affiliated Purchasers" and "Management of Dairy Mart
            Following the Merger" is incorporated herein by reference.
(c)(1)-(5)  The information contained in the sections of the Proxy
            Statement entitled "Current Executive Officers and Directors of Dairy Mart", "Robert B. Stein, Jr., DM Acquisition Corp.
            and Other Affiliated Purchasers" and "Management of Dairy
            Mart Following the Merger" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 1004

(a)(1)      Not applicable.
(a)(2)      The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Questions and
            Answers About the Merger", "Information Concerning the
            Special Meeting", "Special Factors -- Background of the
            Merger", "Special Factors -- Recommendation of the Special
            Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors -- Purpose of Merger; Reasons for and Structure of the Merger", "Special
            Factors -- Interests of Certain Persons in the Merger;
            Certain Dairy Mart Benefit Plans; and Continued Ownership of
            Dairy Mart After the Merger", "Special
            Factors -- Transactions Immediately Prior to the Merger",
            "Special Factors -- Consequences of the Merger" and
            "Material Federal Income Tax Consequences" is incorporated herein by reference.

(c)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Questions and
            Answers About the Merger", "Information Concerning the
            Special Meeting -- Voting Agreement", "Special
            Factors -- Interests of Certain Persons in the Merger;
            Certain Dairy Mart Benefit Plans; and Continued Ownership of
            Dairy Mart After the Merger", "Special
            Factors -- Transactions Immediately Prior to the Merger",
            "Special Factors -- Consequences of the Merger", "Special
            Factors -- Plans for Dairy Mart After the Merger",
            "Merger -- Financing; Source of Funds", "The Merger
            Agreement", "The Voting Agreement" and "Management of Dairy
            Mart Following the Merger" is incorporated herein by reference.
(d)         The information contained in the section of the Proxy
            Statement entitled "Appraisal Rights" and in Appendix C to the Proxy Statement, "Appraisal Rights Provisions" is incorporated herein by reference.
(e)         The information contained in the section of the Proxy
            Statement entitled "Where You Can Find More Information" is incorporated herein by reference. Except as described in such section of the Proxy Statement, the Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of such Filing Persons or to obtain counsel or appraisal services at the expense of such Filing Persons.
(f)         Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 1005

(a)(1)-(2)  The information contained in the section of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger" and "Robert B. Stein, Jr., DM Acquisition Corp. and
            Other Affiliated Purchasers" is incorporated herein by reference.
(b)         The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger", "Interests of Certain Persons in the Merger" and
            "The Merger Agreement" is incorporated herein by reference.
(c)         The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger" "Special Factors -- Purpose of the Merger; Reasons for and Structure of the Merger", "Special
            Factors -- Interests of Certain Persons in the Merger;
            Certain Dairy Mart Benefit Plans; and Continued Ownership of
            Dairy Mart After the Merger" "Special Factors -- Plans for
            Dairy Mart After the Merger" and "Robert B. Stein, Jr., DM
            Acquisition Corp. and Other Affiliated Purchasers" is incorporated herein by reference.
(d)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Questions and
            Answers About the Merger", "Information Concerning the
            Special Meeting -- Voting Agreement", "Special
            Factors -- Interests of Certain Persons in the Merger;
            Certain Dairy Mart Benefit Plans; and Continued Ownership of
            Dairy Mart After the Merger", "Special
            Factors -- Transactions Immediately Prior to the Merger",
            "Special Factors -- Consequences of the Merger", "Special
            Factors -- Plans for Dairy Mart After the Merger", "Special
            Factors -- Financing; Source of Funds", "The Merger
            Agreement" and "The Voting Agreement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 1006

(b)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Special
            Factors -- Consequences of the Mergers", "Special
            Factors -- Plans for Dairy Mart After the Merger" and "The
            Merger Agreement" is incorporated herein by reference.
(c)(1)-(8)  The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger", "Special Factors -- Plans for Dairy Mart after the
            Merger", "Special Factors -- Consequences of the Merger",
            "The Merger Agreement", "Common Stock Market Price and
            Dividend Information", "Management of Dairy Mart following the Merger" and "Robert B. Stein, Jr., DM Acquisition Corp.
            and Other Affiliated Purchasers" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Item 1013

(a)-(c)     The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger", "Special Factors -- Recommendation of the Special
            Committee and Board of Directors; Purpose and Reasons for the Merger", "Special Factors -- Benefits and Detriments of the Merger to Dairy Mart and Dairy Mart's Shareholders" and
            "Special Factors -- Purpose of the Merger; Reasons for and
            Structure of the Merger" is incorporated herein by reference.
(d)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet", "Questions and
            Answers About the Merger", "Special
            Factors -- Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special
            Factors -- Benefits and Detriments of the Merger to Dairy
            Mart and Dairy Mart's Shareholders", "Special
            Factors -- Purpose, Reasons and Plans", "Special
            Factors -- Interests of Certain Persons in the Merger;
            Certain Dairy Mart Benefit Plans; and Continued Ownership of
            Dairy Mart After the Merger, "Special
            Factors -- Consequences of the Merger", "Special
            Factors -- Plans for Dairy Mart After the Merger" and
            "Special Factors -- Material Federal Income Tax
            Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     Item 1014

(a), (b)    The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- Voting Agreement",
            "Special Factors -- Background of the Merger", "Special
            Factors -- Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "Special
            Factors -- Benefits and Detriments of the Merger to Dairy
            Mart and Dairy Mart's Shareholders", "Special
            Factors -- Opinion of the Financial Advisor for the Special
            Committee" and "Special Factors -- Purpose of the Merger;
            Reasons for and Structure of the Merger" is incorporated herein by reference.
(c)         The information contained in the section of the Proxy
            Statement entitled "Information Concerning the Special
            Meeting -- Vote Required" is incorporated herein by reference.

(d)         The information contained in the sections of the Proxy
            Statement entitled "Questions and Answers About the
            Merger -- Why Was the Special Committee Formed?", "Special
            Factors -- Background of the Merger" "Special
            Factors -- Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger," and "Special Factors -- Opinion of Financial Advisor for the
            Special Committee" is incorporated herein by reference.
(e)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- Recommendations of
            Dairy Mart's Board of Directors and the Special Committee" and "Special Factors -- Recommendation of the Special
            Committee and Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.
(f)         The information contained in the section of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Item 1015

(a)-(c)     The information contained in the sections of the Proxy
            Statement entitled "Special Factors -- Background of the
            Merger" and "Special Factors -- Opinion of Financial Advisor for the Special Committee" and in Appendix C to the Proxy
            Statement is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Item 1007

(a), (b)    The information contained in the section of the Proxy
            Statement entitled "Merger Agreement" and in Exhibit (d)(1) this Schedule 13E-3 is incorporated herein by reference.
(c)         The information contained in the sections of the Proxy
            Statement entitled "Merger Agreement" is incorporated herein by reference.
(d)(1)-(2)  The information contained in the section of the Proxy
            Statement entitled "Merger Agreement" and in Exhibit (d)(1) this Schedule 13E-3 is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 1008

(a)         The information contained in the sections of the Proxy
            Statement entitled "Common Stock Purchase Information" and
            "Security Ownership of Certain Beneficial Owners and
            Management" is incorporated herein by reference.
(b)         The information contained in the section of the Proxy
            Statement entitled "Common Stock Purchase
            Information -- Recent Transactions" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     Item 1012

(d)         The information contained in the sections of the Proxy
            Statement entitled "Summary Term Sheet -- Transactions
            Immediately Prior to the Merger", "Summary Term
            Sheet -- Voting Agreement", "Questions and Answers About the
            Merger", "Information Concerning the Special Meeting -- Vote
            Required", "Information Concerning the Special
            Meeting -- Voting Agreement", "Special Factors -- Background of the Merger", "Special Factors -- Recommendation of the
            Special Committee and Board of Directors; Purpose and
            Reasons for the Merger", "Special Factors -- Transactions
            Immediately Prior to the Merger" and "Voting Agreement" is incorporated herein by reference.
(e)         The information contained in the section of the Proxy
            Statement entitled "Special Factors -- Recommendation of the
            Special Committee and Board of Directors; Purpose and
            Reasons for the Merger" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     Item 1010

(a)         The information contained in the section of the Proxy
            Statement entitled "Selected Historical Consolidated
            Financial Data" is incorporated herein by reference. In addition, the financial information referenced therein is incorporated herein by reference.
(b)         Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 1009

(a), (b)    The information contained in the section of the Proxy
            Statement entitled "Information Concerning the Special
            Meeting -- Proxy Solicitation" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     Item 1011

(b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     Item 1016

(a)(1)      Proxy Statement and Form of Proxy Card, filed with the
            Securities and Exchange Commission filed with the Securities and Exchange Commission on May 7, 2001. Incorporated by reference to the Schedule 14A filed by Dairy Mart
            Convenience Stores, Inc. on May 7, 2001.
(a)(2)      Schedule 14A of Dairy Mart Convenience Stores, Inc. dated
            March 15, 2001.
(b)(1) New senior secured credit facility between Dairy Mart and the banks listed therein.*
(c)(1)      Fairness Opinion of Morgan, Keegan & Company Inc. dated
            March 15, 2001 attached as Appendix B to the Proxy
            Statement.

(c)(2)      Presentation of Morgan, Keegan & Company Inc. to the Special
            Committee of Board of Directors dated March 9, 2001 and updated March 15, 2001.
(d)(1) Agreement and Plan of Merger, dated as of March 15, 2001 between Dairy Mart and DMAC, attached as Appendix A to the Proxy Statement.
(e)         Not applicable.
(f) Section 262 of the Delaware General Corporation Law, attached as Appendix D to the Proxy Statement.
(g)         Not applicable.

---------------
* To be filed by amendment

                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          May 7, 2001
                                          --------------------------------------
                                                          (Date)

                                          DAIRY MART CONVENIENCE
                                          STORES, INC.

                                          By: /s/ GREGORY G. LANDRY
                                            ------------------------------------
                                            Gregory G. Landry
                                            Executive Vice President

                                          DM ASSOCIATES LIMITED
                                          PARTNERSHIP

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            Managing Partner

                                          DM ACQUISITION CORP.

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            President

                                          NEW DM MANAGEMENT ASSOCIATES I

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            Managing Partner

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
(a)(1)   Proxy Statement and Form of Proxy Card, filed with the
         Securities and Exchange Commission filed with the Securities and Exchange Commission on May 7, 2001. Incorporated by
         reference to the Schedule 14A filed by Dairy Mart
         Convenience Stores, Inc. on May 7, 2001.
(a)(2)   Schedule 14A of Dairy Mart Convenience Stores, Inc. dated
         March 15, 2001.
(b)(1)   New senior secured credit facility between Dairy Mart and
         the banks listed therein.*
(c)(1)   Fairness Opinion of Morgan, Keegan & Company Inc. dated
         March 15, 2001 attached as Appendix B to the Proxy
         Statement.
(c)(2)   Presentation of Morgan, Keegan & Company Inc. to the Special
         Committee of Board of Directors dated March 9, 2001 and
         updated March 15, 2001.
(d)(1)   Agreement and Plan of Merger, dated as of March 15, 2001
         between Dairy Mart and DMAC, attached as Appendix A to the
         Proxy Statement.
(e)      Not applicable.
(f)      Section 262 of the Delaware General Corporation Law,
         attached as Appendix D to the Proxy Statement.
(g)      Not applicable.

---------------
* To be filed by amendment